August 21, 2008

Tabatha Akins
Staff Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

RE:  File No. 000-16867

Dear Ms. Akins:

This letter is being sent in response to the comment letter dated July 24, 2008 to our Company regarding our Form 10K filing for December 31, 2007 and Form 10Q filing for March 31, 2008.  We have attempted to key our responses to each inquiry in the same order as the original letter from your office.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

(a)	Assets

1.
Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response:  We are amending our Form 10K filing to include a paragraph addressing securities held that are guaranteed by third parties.  Below is the added text for the referenced paragraph.  This amended paragraph is included in our proposed Form 10K/A filing.

At December 31, 2007, the Company held fixed maturity securities with a carrying value of $1,548,049 that were guaranteed by four different third parties.  The Standard and Poor’s credit ratings ranged from AAA to AA- with and without the guarantees.  The Company had no significant concentration in a guarantor either directly or indirectly as of December 31, 2007.

2.
In your disclosure, you state that “the carrying value of fixed maturity securities in default as to principal or interest was immaterial in context of consolidated assets or shareholders’ equity”.  If the amount of securities in default could be material to your results of operations, please disclose the nature and amount of these securities at the balance sheet date.

Response:  We are amending our Form 10K filing to include immaterial to results of operations also.  Below is the changed text for the referenced paragraph.  This amended paragraph is included in our proposed Form 10K/A filing.

At December 31, 2007, the carrying value of fixed maturity securities in default as to principal or interest was immaterial in the context of consolidated assets, shareholders' equity or results of operations.  The Company has identified securities it may sell and classified them as "investments held for sale".  Investments held for sale are carried at market, with changes in market value charged directly to shareholders' equity. To provide additional flexibility and liquidity, the Company has categorized almost all fixed maturity investments acquired in recent periods as available for sale.

Notes to Consolidated Financial Statements

1.	Organization and Summary of Significant Accounting Policies

A.	Organization

3.
Based on your disclosure here, you owned 50% of the common stock of RLF Lexington Properties LLC American Capital Corporation as of December 31, 2006.  Please tell us how your consolidation of the entity was appropriate under GAAP.  Please cite the specific authoritative literature used in arriving at your conclusion.

Response:  Pursuant to ARB 51 and FAS 94, consolidation generally applies when a company is directly or indirectly over fifty percent owned.  RLF Lexington Properties LLC is directly 50% owned by Universal Guaranty Life Insurance Company, a member of the consolidated group.  Additionally, Universal Guaranty Life Insurance Company has a 2.3% ownership interest in Resource Land Fund III LLC, which owns the other 50% interest in RLF Lexington Properties LLC.  This results in a more than 50% ownership of RLF Lexington Properties LLC when viewed through both direct and indirect ownership, resulting in this entity being included in the consolidated financial statements.  Additionally, Universal Guaranty Life Insurance Company has significant influence on major decision making within RLF Lexington Properties LLC.

3. Income Taxes

4.	Please provide the disclosures required under paragraphs 20 and 21 of FIN 48.

Response: We are amending our Form 10K filing to include additional information as required under paragraphs 20 and 21 of FIN 48.  Below is the added text for the referenced paragraph.  This amended paragraph is included in our proposed Form 10K/A filing.

The valuation allowance against deferred taxes is a sensitive accounting estimate.  The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes,” which prescribes the liability method of accounting for deferred income taxes.  Under the liability method, companies establish a deferred tax liability or asset for the future tax effects of temporary differences between book and tax basis of assets and liabilities.

At December 31, 2007 and 2006, respectively, the Company had gross deferred tax assets of $2,818,386 and $3,703,704 net of valuation allowances of $404,872 and $0, and gross deferred tax liabilities of $19,320,421 and $20,183,772, resulting from temporary differences primarily related to the life insurance subsidiaries.  The valuation allowance in the current period was from ACAP and its consolidated subsidiaries that for tax purposes generated a net operating loss during 2007 of $1,156,777.  The Company established a deferred tax asset of $404,872 relating to this operating loss carryforward and has established an offsetting allowance of $404,872.  The allowance was established as a result of uncertainty in the Company’s ability to utilize the loss carryforward which is dependent on generating sufficient taxable income prior to expiration of the loss carry forward.  The Company has not experienced any reductions of deferred tax assets due to the lapse of applicable statute of limitations. The 2007 net operating loss expires in 2027.

The Company does not have any unrecognized tax benefits resulting from tax positions taken that is believed by management to be potentially challenged and disallowed by taxing authorities.

The Company classifies interest and penalties on underpayment of income taxes as income tax expense.  No interest or penalties were included in the reported income taxes for the years presented.  Tax years 2004 to current remain subject to examination.  The Company has no agreements of extension of the review period currently in effect.  The Company is not aware of any potential or proposed changes to any of its tax filings.

Exhibit 31

5.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) or Regulation S-K.

Response:  We are amending our Form 10K filing to include the introductory language of paragraph 4 and the language of paragraph 4(b) of the exhibits 31.  Below is the added text for the referenced paragraph.  This amended paragraph is included in our proposed Form 10K/A-1 filing.

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Form 10-Q for the three months ended March 31, 2008

Financial Statements

2.	Investments

6.	Please provide the disclosures required by SFAS 157.

Response:  We are amending our Form 10K filing to add an additional note to include information as required under SFAS 157.  Below is the added text for the referenced paragraph.  This amended paragraph is included in our proposed first quarter Form 10Q/A filing.

10.	FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Company adopted SFAS 157 which requires enhanced disclosures of assets and liabilities carried at fair value. SFAS 157 established a hierarchical disclosure framework based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.  SFAS 157 defines the input levels as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the balances of financial assets and financial liabilities measured at fair value on a recurring basis and non-recurring basis as of June 30, 2008.

	Level 1	Level 2	Level 3	Total
Assets
Fixed Maturities, available for sale		202,264,601		202,264,601
Equity Securities, available for sale	24,485,453		6,967,659	31,453,112
Short Term Investments			933,966	933,966
Total recurring basis assets	24,485,453	202,264,601	7,901,625	234,651,679
Non-recurring basis valued at cost, amortized cost or using the equity method
Mortgage Loans			46,138,787	46,138,787
Investment Real Estate			39,958,117	39,958,117
Policy Loans			15,618,614	15,618,614
Total non-recurring basis assets	0	0	101,715,518	101,715,518
Total Financial Assets	$24,485,453	$202,264,601	$68,387,073	$336,367,197

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.  Thus, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3).  Gains and losses for such assets and liabilities categorized within the Level 3 table may include changes in fair value that are attributable to both observable inputs (Level 1 and Level 2) and unobservable inputs (Level 3).  Net transfers in and/or out of Level 3 are reported as having occurred at the beginning of the period; therefore, all realized and unrealized gains and losses on these securities for the period are reflected in the table below.

The following table provides a summary of changes in fair value during the three-month period ended March 31, 2008 of Level 3 financial assets and financial liabilities held at fair value on a recurring basis at March 31, 2008.

	Balance December 31, 2007	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases, Sales, Issuances and Settlements	Net Transfers In and/or (Out) of Level 3	Balance March 31, 2008	Total gains (losses) included in Net Income for instruments still held at March 31, 2008
Financial Assets
Equity securities	6,569,721	0	63,524	334,414	0	6,967,659	0
Short term investments	933,967	0	(1)	0	0	933,966	0
Total recurring level 3 financial assets	7,503,688	0	63,523	334,414	0	7,901,625	0

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or concerns regarding the above information, please feel free to contact me.  My telephone number is (217) 241-6363 and my e-mail address is ted.miller@utgins.com.

Sincerely,

/s/Theodore C, Miller

Theodore C. Miller
Sr. Vice President